Exhibit 99.1

ETAO International Entered Into Standby Equity Purchase Agreement of Up To $150

Million with YAII PN, Ltd.

NEW YORK, March 1, 2023 /PRNewswire/ -- ETAO International Co., Ltd. (“ETAO” or the “Company”) announced on February 24, 2023, ETAO and YA II PN, Ltd., a Cayman Islands exempt limited partnership (the “Investor”) managed by Yorkville Advisors Global, LP (the “Investment Manager”), entered into a Standby Equity Purchase Agreement (the “SEPA”). The Investor is a fund headquartered in Mountainside, New Jersey.

Based on the agreement, ETAO will be able to sell to the Investor up to $150 million in aggregate gross purchase price of the newly issued Company’s Ordinary Shares by delivering written notice to the Investor, subject to the exchange cap of 20,449,152 Ordinary shares which may be adjusted from time to time and other conditions set forth therein, including the effectiveness of a registration statement registering the standby equity line.

“This funding is another validation of the trust we are receiving from our investors, shareholders, partners, customers, and other stakeholders,” said Wilson Liu, Chairman and CEO of ETAO, “We will be able to speed up our growth both organically and through acquisition with the support of Yorkville.”

About ETAO International Co., Ltd.

ETAO International Co., Ltd. (“ETAO”), a Cayman Islands company, aims to be the world’s leading digital healthcare group providing telemedicine, hospital care, primary care, pharmacy, and health insurance covering all life stages of patients. “ETAO” brand means “Best Medical Way” with transformative medical care and unparalleled service. ETAO is a holding company incorporated in the Cayman Islands with no material operations. As a holding company with no material operations of its own, ETAO conducts substantially all of the operations through twelve variable interest entities (“VIEs”) located in China, which have entered into a series of the VIE Agreements with certain indirect subsidiaries of ETAO. For accounting purposes, ETAO is the primary beneficiary of the VIEs’ business operations through the VIE Agreements, which enable ETAO to consolidate the financial results in its consolidated financial statements under U.S. GAAP for eleven of the VIEs and for the one remaining VIE, in which ETAO does not own a majority interest, its financial statements will not be consolidated with the financial statements of ETAO. ETAO aims to provide best-in-class internet medical services, such as artificial intelligence and big data technologies, to improve health care delivery and quality in specialized clinics and hospital settings. ETAO’s is in the process of building a platform that is seamlessly integrated based on its ability to combine technology and health sciences.

About Yorkville

Yorkville Advisors is a global registered investment manager to a number of private investment funds. Yorkville invests funds’ capital through customized structured debt and equity investments. Yorkville’s investment criteria focuses on management teams, business fundamentals, and stock trading metrics.

Yorkville funds have broad investment mandates across many sectors and geographies. Yorkville funds are often the sole investor in a capital raise, allowing for a controlled and disciplined exit strategy. Yorkville’s team has been providing growth and acquisition capital to public companies since 2001.

Media Contact:

Alexis Chen

(708) 557-0361

alexis.chen@ostromfinancial.com